UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-36895

NOTIFICATION OF LATE FILING	CUSIP NUMBER 35352P104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Franklin Financial Network, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

722 Columbia Avenue
Address of Principal Executive Office (Street and Number)

Franklin, Tennessee 37064
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Franklin Financial Network, Inc. (the “Company”) was delayed filing its Annual Report on Form 10-K for the year ended December 31, 2018 (“Form 10-K”) by the March 18, 2019 filing due date applicable to accelerated filers.  As previously disclosed in the Company’s Current Report on Form 8-K filed on March 8, 2019 with the Securities and Exchange Commission, effective March 8, 2019, Richard E. Herrington retired from his position as President, Chief Executive Officer and Chairman of the Company and as the Chairman and Chief Executive Officer of Franklin Synergy Bank, a wholly-owned subsidiary of the Company (the “Bank”). The Company’s Board of Directors appointed J. Myers Jones, III, Executive Vice President and Chief Credit Officer of the Bank, to serve as interim Chief Executive Officer of the Company while the Board conducts a search for the Company’s next Chief Executive Officer, and Lee Moss, President of the Bank, has been appointed to serve as interim President of the Company. Management, including the newly appointed officers, has been working diligently to complete the Form 10-K by the March 18, 2019 filing deadline, but the management changes required management’s focus at the same time the Company was working to finalize its Form 10-K. The Company anticipates that the Form 10-K will be filed immediately after the filing of this Form 12b-25.

Forward-Looking Statements

Statements in this Form 12b-25 about the expected timing of the filing of the Form 10-K constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of risks, uncertainties and assumptions that could cause the actual results to differ materially from such forward-looking statements, including, among other things, the time needed for the Company to finalize and file its Form 10-K.  Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher J. Black	(615)	236-2265
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☒       No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐       No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Franklin Financial Network, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2019	By.	/s/ Christopher J. Black
Name: Christopher J. Black Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).